February 13, 2008

Mail Stop 4561

J. Duncan Smith
Chief Financial Officer
Bryn Mawr Bank Corp.
801 Lancaster Avenue
Bryn Mawr, PA 19010

Re: Bryn Mawr Bank Corporation
   Form 10-K for the period ended December 31, 2006
   File No. 0-15261

Dear Mr. Smith:

   We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief